UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

RYSE INC.

(Exact name of issuer as specified in its charter)

Commission File No. 024-11397

Ontario, Canada	N/A
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

20 Camden Street, Suite 200, Toronto, Ontario, Canada, M5V 1V1

 (Full mailing address of principal executive offices)

929-226-0994

(Issuer’s telephone number, including area code)

 With a copy to:

Arden Anderson, Esq.

Solon Law, PC

550 W. B Street, 4th Floor, #1913

San Diego, CA 92101

arden@solonlaw.com

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of RYSE Inc. (“we”, “Ryse”, or “the Company”) should be read in conjunction with our financial statements and the related notes included in this semi-annual report, our annual report filed on Form 1-K on April 30, 2026, and our post-qualification amendment to our Offering Statement filed on September 21, 2026. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2026, is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2026.

In these reports, all figures are in Canadian Dollars and $ refers to Canadian dollars throughout.

Operating Results

All figures in Canadian dollars	Six-months ended June 30,
	2026	2025
Revenues	$2,287,969	$1,552,655
Cost of Sales	922,512	863,803
Gross Margin	$1,365,457	$688,852

Revenues

Revenues for the six months period ended June 30, 2026, increased to $2,287,969 from revenues of $1,552,655 for the six months period ended June 30, 2025. The increase in 2026 revenue is attributable to a larger investment into advertising and promotional activities to generate sales, as well as a consistent availability of inventory.

2

Operating Expenses

All figures in Canadian dollars	Six-month ended June 30
	2026	2025
Operating Expenses	$4,961,622	$4,701,397

Total operating expenses increased to $4,961,622 for the six-month period ended June 30, 2026, from $4,701,397 for the six-month period ended June 30, 2025, an increase of 6%. Total operating expenses includes advertising and promotion and research and development.

We increased advertising and promotion expenses to $1,912,992 for the six-month period ended June 30, 2026, from $1,548,831 for the six-month period ended June 30, 2025. This increase came from additional online advertising of our product in H1-2026 compared to H1-2025.

Research and development expenses decreased to $355,418 for the six-month period ended June 30, 2026, from $408,132 for the six-month period ended June 30, 2025, a decrease of 13%. The decrease is related to lower spending on new product development during the period.

Other Income and Expenses

	Six months ended June 30,
All figures in Canadian dollars	2026	2025
Finance expense	$(1,474,668)	$(1,949,352)
Government grant income	47,839	454,699
Foreign exchange gain (loss)	(21,200)	50,534
Government loan forgiveness	–	–

Finance expense

Net finance expense decreased to $1,474,668 during the six-months period ended June 30, 2026, as compared to $1,949,352 in the prior period. The decrease is mainly a result of lower interest on term loans and notes payable of $926,023 compared to $1,366,166 in 2025.

Government grant income

The grant income decreased to $47,839 during the period ending June 30, 2026, which represents the amortization of deferred grant revenue on the FedDev and HASCAP government loans. The prior period included $367,545 of SDTC grant income and $39,315 of Eco Canada grant income.

3

Foreign exchange gain (loss)

A significant portion of our financial liabilities, mainly the promissory notes issued by RYSE USA Inc., is denominated in U.S. dollars, so our results are exposed to changes in the U.S. dollar to Canadian dollar exchange rate. We recorded a foreign exchange loss of $21,200 for the six-month period ended June 30, 2026, compared to a gain of $50,534 for the six-month period ended June 30, 2025. While we have sales of products in multiple countries, the time lag between sales and collection is relatively short, reducing our exposure to currency gains and losses.

Net Losses

As a result of the foregoing, the Company decreased its net loss for the six-month period ended June 30, 2026, to $5,044,194, compared to $5,430,001 for the six-month period ended June 30, 2025.

Liquidity and Capital Resources

As of June 30, 2026, the Company’s cash on hand was $323,086 compared with $323,974 as of December 31, 2025.

The Company is generating limited revenues from operations and requires the continued infusion of new capital to continue business operations. Our total Stockholders’ Deficit as of June 30, 2026, was $15,103,446 compared with $15,681,116 on December 31, 2025.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	For the Six-Month Period Ended
	June 30,
	2026	2025
Net cash (used in) provided by:
Operating activities	$(4,521,478)	$(5,037,641)
Investing activities	$(25,483)	$(15,328)
Financing activities	$4,546,073	$4,906,580

Operating Activities

Net cash used in operating activities decreased to $4,521,478 from $5,037,641 for the six-month periods ended June 30, 2026 and 2025, respectively. The decrease in net cash used in operating activities was primarily due to the reduction in inventory during the period, partially offset by the payment of accounts payable.

4

Financing Activities

Cash provided by financing activities decreased to $4,546,073 from $4,906,580 for the six-month periods ended June 30, 2026, and 2025, respectively. Cash provided by financing activities was primarily from the issuance of Class B common shares of $5,254,523 (net of share issuance costs), partially offset by the net repayment of notes payable of $634,005, the repayment of lease liabilities of $150,125 and the conversion of convertible notes of $209,195.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Issuance of Equity Securities

On December 28, 2020, the Company filed an Offering Statement and a Preliminary Offering Circular (“OC”) under Regulation A with the Securities and Exchange Commission (“SEC”). On February 22, 2021, the SEC qualified the Offering Statement. The Company may offer a maximum of 2,104,718 Class B Common Shares at $7.13USD per share ($0.713USD per share after share split on May 8, 2022). During 2021, the Company sold 67,231 Class B Common shares for proceeds of $644,733, and incurred share issuance costs of $80,160.

On February 22, 2022, the Company issued 119,050 Class A and 186,432 Class B shares on convertible notes with fair value amounting to $1,123,777 and $1,760,915, respectively. During the year ended December 31, 2022, the Company issued 185,637 Class A Common shares for proceeds of $214,360. In addition, the Company issued 722,807 Class B Common shares, for total proceeds of $1,911,505 during the same period. Share issuance costs directly attributable to the issuance of Class B Common shares totaled $17,378.

On May 8, 2022, the Company amended its Articles of Incorporation to subdivide and split the shares in the capital of the Company on the basis of ten (10) shares for every one (1) share held. The share split resulted in an increase in Class A and B Common Shares by 31,887,504 shares and 2,951,991 shares, respectively.

On May 11, 2022, the Company filed an Offering Statement under Regulation A with the SEC. The Offering Statement was qualified on July 27, 2022. The Company is offering a maximum of 25,000,000 Class B Common Shares at $1.00USD per share (the "2022 Regulation A Offering”). As of December 31, 2022, the Company issued 339,451 Class B Common shares for proceeds of $339,451 in the 2022 Regulation A Offering. In addition, the Company issued 141,770 Class B Common shares for proceeds of $141,770 during the same period in a concurrent private placement in Canada.

During the year ended December 31, 2022, the Company issued 280,270 Class B Common shares at $0.713 per share, for proceeds of $134,260USD and $100,000 under Regulation D and a private placement in Canada.

5

During the year ended December 31, 2023, the Company issued 1,053,768 Class B Common Shares at $1.00USD per share, for proceeds of $1,053,768USD in the 2022 Regulation A Offering. In addition, the Company sold 229,850 shares at $1.00USD per share, for proceeds of $229,850USD during the same period in a concurrent private placement in Canada.

On August 23, 2023, the Company filed an amendment to the Offering Statement under Regulation A with the SEC, which was qualified on August 31, 2023 (the “2023 Offering Statement”). The Company is offering a maximum of 20,000,000 Class B Common Shares at $1.25USD per share.

During the year ended December 31, 2023, the Company issued 1,190,391 Class B Common Shares (including bonus shares) at $1.25USD per share, for proceeds of $1,394,302USD under the 2023 Offering Statement. In addition, the Company sold 196,093 shares (including bonus shares) at $1.25USD per share, for proceeds of $240,778USD during the same period in a concurrent private placement in Canada. A total of 77,621 bonus shares were issued during the year 2023.

During the year ended December 31, 2023, the Company issued 2,347,253 Class B Common shares at $0.713USD per share, for proceeds of $578,000USD and $1,500,000USD under Regulation D and a private placement in Canada.

During the year ended December 31, 2024, the Company issued 121,400 Class B Common Shares to pay of the remaining balance of certain notes payables amounting to $153,603.

During the year ended December 31, 2024, the Company issued 6,000 Class B Common Shares at a price of $1.00USD per share, generating proceeds of $6,000USD.

In addition, the Company issued 52,600 Class B Common Shares, including bonus shares, at a price of $1.25USD per share, generating proceeds of $25,000USD.

Additionally, the Company issued 2,181,494 Class B Common Shares, including bonus shares, at a price of $1.50USD per share for total proceeds of $3,055,700USD.

Furthermore, the Company issued 1,032,628 Class B Common Shares, at a price of $1.75USD per share including bonus shares, in exchange for consideration totaling $1,671,415USD.

The total share issuance cost for the year ended December 31, 2024, is $2,138,588.

6

During the year ended December 31, 2025, the Company:

-	Cancelled 73,225 Class A Common Shares and 42,080 Class B Common Shares amounting to $91,933
-	Issued 225,632 Class B Common Shares to pay off certain notes payable amounting to $329,814
-	Issued 359,222 Class B Common Shares at $1.00 per share for proceeds of $359,222 USD
-	Issued 2,400 Class B Common Shares, including bonus shares, at $1.25 per share for proceeds of $3,000 USD
-	Issued 35,893 Class B Common Shares, including bonus shares, at $1.75 per share for proceeds of $54,812 USD
-	Issued 783,324 Class B Common Shares, including bonus shares, at $1.90 per share for proceeds of $1,382,921 USD
-	Issued 622,514 Class B Common Shares, including bonus shares, at $2.00 per share for proceeds of $1,123,978 USD
-	Issued 301,907 Class B Common Shares, including bonus shares, at $2.25 per share for proceeds of $586,010 USD
-	The total share issuance cost for the year ended December 31, 2025, is $1,685,673.

During the period ended June 30, 2026, the Company:

-	Issued 1,934,698 Class B Common Shares, including bonus shares, for gross proceeds of $5,254,523, less share issuance costs of $773,453
-	Issued 77,025 Class B Common Shares, including bonus shares, through convertible of notes in the amount of $209,185.

Indebtedness

During the years from 2017 to 2019, the company issued a series of convertible securities for total principal amount of CDN$1,049,575. The notes accrue 7% simple interest and have maturity dates between 24-48 months after issuance. The notes are automatically convertible into shares of the company’s stock issued during the company’s next qualified financing, as defined in the notes. During 2022, the convertible notes were converted into Class A or Class B common shares. During 2023, the company issued a series of convertible securities for total principal amount of CDN $400,000. The notes accrue 18% per annum and are payable 12 months from the date of issuance.

On May 2, 2018, the company issued a series of promissory notes managed via an inter-creditor agreement by EP Capital in total principal amounts of CDN$1,119,750 and $400,000. Interest is paid monthly, based on 17% annual interest, and the notes have a 36- month maturity. Principal is repaid quarterly and consists of 6.5% of gross revenues for May 2018 through December 2018, 4% of gross revenues beginning in April 2019, and 3% of gross revenues beginning in April 2020. The loan is secured via a General Security Agreement (GSA) over the assets of the Company and personal security from the company’s CEO, Trung Pham, for 30% of the principal amount. The balance on these notes amounted to CDN$2,757 and CDN$193,388 as of June 30, 2026, and December 31, 2025, respectively. During the period ended June 30, 2026, principal of $190,631 was repaid.

The company received a series of loans from OKR Financial for CDN$350,000 on November 6, 2019, CDN$200,000 on December 6, 2019, CDN$525,000 on January 28, 2020, CDN$200,000 on March 10, 2020, and CDN$82,500 on April 14, 2020. The loans accrue a compound interest of 2.35% per month. The loan is secured by the SDTC grant and Scientific Research & Experimental Development tax credits under a Canadian federal tax program~~,~~ in which 65% of future tranches of funding from our SDTC grant is used to pay down the principal and accrued interest. Of these principal amounts, CDN$82,500 was repaid on July 10, 2020. The principal balance of these loans totaled CDN$488,536 as of December 31, 2022, and was fully repaid during 2023.

7

The company received a series of loans from private investors, with a principal balance of CDN$935,000 as of June 30, 2026, and CDN$935,000 as of December 31, 2025. These loans are unsecured, and carry a 10%-30% simple interest, paid monthly, with a 12 month maturity and an option to renew for an additional 12 months at maturity upon consent by both borrower and lender; the option to renew has been exercised by both parties through 2026.

The company received a series of loans from the CEO’s father, totaling CDN $270,000 as of December 31, 2025, and June 30, 2026. These loans are unsecured, and carry a 10% simple interest, paid semi-annually, with a 12-month maturity and option to renew. The option to renew has been exercised by both parties through 2026.

The company’s CEO holds a Shareholders’ Loan balance to the company for CDN$3,872,262 as of June 30, 2026, and CDN$3,775,884 as of December 31, 2025.

On November 30, 2021, the company’s wholly-owned subsidiary, RYSE USA Inc., commenced an offering of $1,070,000 in revenue sharing promissory notes under Regulation Crowdfunding. The proceeds of the offering are intended to fund inventory at the subsidiary and will not be available for the company’s operations. The subsidiary is obligated to pay 10% of quarterly net revenues, as defined in the notes, to repay the principal amount of the notes until such date that all such that investors receive 2x times their investment in the notes for the first $400,000 in notes, and 1.75x times their investment for all subsequent funds. The notes are secured by all personal property of the subsidiary and are subordinated to any senior indebtedness of the subsidiary.

On June 19, 2023, the Company issued new convertible promissory notes for a total value of $400,000 with a stated interest rate of 18%. The new convertible notes will automatically convert upon a qualified equity financing greater than $2,500,000 at a 20% discount from the transaction price; or convert at a rate based on a specific US$ valuation of the Company or be repaid at maturity.

During 2023, the company’s wholly-owned subsidiary, RYSE USA Inc. issued a series of promissory notes from various investors. The promissory notes hold interest rates ranging from 16% to 18%. As of June 30, 2026, the subsidiary has US$9,133,493 in principal amount of notes outstanding (December 31, 2025 - US$9,645,860).

The company’s total liabilities decreased by CDN$1,431,985, from CDN$23,329,185 as of December 31, 2025, to CDN$21,897,200 as of June 30, 2026.

On February 16, 2024, the Company issued an additional convertible debenture amounting to $27,000 with stated interest rates of 15% per annum. The new convertible notes will automatically convert upon a qualified equity financing greater than $2,500,000 at a 20% discount from the transaction price; or convert at a rate based on a specific US$ valuation of the Company or be repaid at maturity. These notes were exercised during 2025.

On December 6, 2024, the Company entered into a $270,118 USD financing agreement with the consignor. This consignment agreement allows the Company to expand its sales partner with expanded consignment opportunity. The loan is secured by a lien on consignment inventory. The agreement permits the lender to expand the collateral to include all Company assets, if payment defaults exceed $50,000 cumulatively or any payment remains overdue by 30+ days. The balance was fully repaid during the period ended June 30, 2026.

8

On June 12, 2026, RYSE USA Inc. entered into a Revenue-Based Finance Advance Purchase Agreement with Flexbase Technologies, Inc. (“Flex”) and received an advance of $300,000 USD. Under the agreement, the Company sold a portion of its future receivables to Flex for a total of $326,400 USD. That amount is the advance plus a capital fee of $26,400 USD (8.8%, or 1.1% per month). The Company repays the advance through weekly payments equal to 25% of its sales, and each weekly payment is capped at $9,600 USD. The agreement gives Flex a first-priority security interest in the Company’s future receivables. Although the agreement is legally structured as a sale of future receivables, the Company accounts for it as a financial liability measured at amortized cost, because the Company keeps the obligation to pay the full amount out of its own sales. During the period ended June 30, 2026, the Company repaid $8,824 USD and the balance outstanding as at June 30, 2026, was $291,176 USD.

During the year ended December 31, 2025, the Company received a total of $437,221 and repaid $912,084. During the period ended June 30, 2026, the Company received $413,422 and repaid $457,038.

During 2024, RYSE USA Inc. issued additional promissory notes to obtain additional financing. The promissory notes hold interest rates of 15-18% per annum. During the period ended June 30, 2026, the Company received $2,719,040 and repaid $2,012,961, and this indebtedness decreased by $634,005.

For the year ended December 31, 2025, the Company issued additional convertible debentures amounting to $284,992 with stated interest rates of 16% per annum. However, these debentures are short-term in nature and are due and payable 12 months from the date of issuance of the note. The notes include a conversion feature. During the period ended June 30, 2026, convertible notes of $209,185 were converted into Class B Common shares, and the balance as of June 30, 2026, was $475,807.

Trend Information

We expect the residential market to continue to adopt smart home and home improvement technologies that can be attributed to the large adoption of voice speakers and DIY smart home platforms such as Google Home, Amazon Alexa, and Apple HomeKit. This trend is further strengthened by the push towards a unified radio communication protocol, known as “Matter”, being promoted by Google, Amazon, and Apple, in order to reduce interoperability issues among devices and platforms.

ITEM 2.	OTHER INFORMATION

None.

9

ITEM 3.	financial STATEMENTS

Ryse Inc. (formerly Axis Labs Inc.)

Condensed Consolidated Interim Financial Statements

Unaudited

For the six-months ended June 30, 2026 and 2025

10

Ryse Inc.

Consolidated Statements of Financial Position

All figures in Canadian dollars

	June 30, 2026	December 31, 2025
Assets

Current
Cash and cash equivalents	$323,086	$323,974
Accounts receivable (Note 3)	355,614	181,384
Inventory (Note 5)	638,376	1,221,084
Prepaid inventory	83,542	387,344
Investment tax credit receivable (Note 6)	791,637	791,637
Total current assets	2,192,255	2,905,423

Non-current
Property and equipment, net (Note 7)	803,967	931,596
Security deposits (Note 23)	70,993	70,993
Due from related parties (Note 20)	3,450,099	3,457,277
Intangible assets, net (Note 8)	276,440	282,780
Total non-current assets	4,601,499	4,742,646
Total assets	$6,793,754	$7,648,069
Liabilities and Shareholders' Deficit

Current
Bank indebtedness	$26,932	$7,614
Accounts payable and accrued liabilities (Note 9)	1,288,182	1,795,765
Advances (Note 10)	366,794	331,585
Deferred government assistance income (Notes 4,15)	188,985	236,825
Term loans – current portion (Note 11)	464,266	507,882
Notes payable (Note 12)	12,586,610	13,220,615
Short-term fair-value of convertible notes (Note 12)	475,807	684,992
Current portion of lease liabilities (Note 23)	240,864	280,227
Warrant liability (Note 13)	119,806	119,806
Government loans – current portion (Note 15)	170,615	195,184
Total current liabilities	15,928,861	17,380,495

Non-current
Due to shareholders (Note 14)	3,872,262	3,775,884
Lease liabilities (Note 23)	509,794	620,555
Government loans (Note 15)	304,783	270,751
Term loans (Note 11)	1,281,500	1,281,500
Total non-current liabilities	5,968,339	5,948,690

	21,897,200	23,329,185

Shareholders' deficit
Share capital (Note 16)	27,705,578	22,241,870
Contributed surplus (Note 17)	3,097,068	3,030,096
Warrants (Note 13)	338,123	338,123
Cumulative translation adjustment	170,294	79,110
Accumulated deficit	(46,414,509)	(41,370,315)

Total shareholders’ deficit	(15,103,446)	(15,681,116)

Total liabilities and shareholders’ deficit	$6,793,754	$7,648,069

(See accompanying notes to consolidated financial statements)

11

Ryse Inc.

Consolidated Statements of Comprehensive Loss

All figures in Canadian dollars

For the six-month ended	June 30, 2026	June 30, 2025

Sales	$2,287,969	$1,552,655
Product costs (Note 21)	922,512	863,803

Gross margin	1,365,457	688,852

Government assistance income (Note 4)	47,839	454,699

Expenses
Operating expenses (Note 21)	4,961,622	4,701,397

Loss from operations	(3,548,326)	(3,557,846)

Other income (expense)
Finance expense (Note 22)	(1,474,668)	(1,949,352)
Interest income	–	1,400
Gain on warrants fair value adjustment (Note 13)	–	25,263
Foreign exchange gain (loss)	(21,200)	50,534

Total other income (expense)	(1,495,868)	(1,872,155)

Loss before income tax expense	(5,044,194)	(5,430,001)
Income tax expense	–	–
Net loss for the period	(5,044,194)	(5,430,001)
Translation adjustment	91,184	565,105
Comprehensive loss for the period	$(4,953,010)	$(4,864,896)

12

Ryse Inc.

Condensed Consolidated Interim Statements of Change in Shareholders’ Deficit

Unaudited

All figures in Canadian dollars

	Class A common shares		Class B common shares			Contributed	Translation		Total shareholders
	Number	Amount	Number	Amount	Warrants	surplus	Adjustment	Deficit	Deficiency
December 31, 2024	35,572,451	$4,965,656	12,336,138	$14,036,796	$270,201	$2,734,797	(531,200)	(37,794,493)	$(16,318,243)
Net loss and comprehensive loss	–	–	–	–	–	–	–	(5,430,001)	(5,430,001)
Translation adjustment	–	–	–	–	–	–	565,105	–	565,105
Stock based compensation (Note 17)	–	–	–	–	–	182,214	–	–	182,214
Issued Capital shares through warrants	–	–	11,000	11,000	(1,356)	–	–	–	9,644
Reversal of expired warrants (Note 13)	–	–	–	–	(806)	–	–	–	(806)
Issuance of Shares on Convertible Notes (Note 12)	–	–	196,689	269,133	–	–	–	–	269,133
Shares issued (Note 16)	–	–	1,084,242	2,442,940	–	–	–	–	2,442,940
Bonus Shares	–	–	59,411	–	–	–	–	–	–
June 30, 2025	35,572,451	$4,965,656	13,687,480	$16,759,869	$268,039	$2,917,011	$33,905	$(43,224,494)	$(18,280,014)

December 31, 2025	35,499,226	$4,915,656	14,624,950	$17,326,214	$338,123	$3,030,096	79,110	(41,370,315)	$(15,681,116)
Net loss and comprehensive loss	–	–	–	–	–	–	–	(5,044,194)	(5,044,194)
Translation adjustment	–	–	–	–	–	–	91,184	–	91,184
Stock based compensation (Note 17)	–	–	–	–	–	66,972	–	–	66,972
Shares converted	–	–	77,025	209,195	–	–	–	–	209,195
Shares issued (Note 16)	–	–	1,934,698	5,254,523	–	–	–	–	5,254,523
June 30, 2026	35,499,226	$4,915,656	16,636,673	$22,789,922	$338,123	$3,097,068	$170,294	$(46,414,509)	$(15,103,446)

(See accompanying notes to condensed consolidated interim financial statements)

13

Ryse Inc.

Condensed Consolidated Interim Statements of Cash Flows

Unaudited

All figures in Canadian dollars

For the six-months ended	June 30, 2026	June 30, 2025

Cash flows from operating activities
Net loss for the period	$(5,044,194)	$(5,430,001)
Adjustments for non-cash items
Stock-based compensation	66,972	182,214
Translation adjustment	91,184	565,105
Recognition of deferred grant revenue	(47,839)	(47,839)
Accretion of interest in government loans	28,932	46,464
Depreciation of property and equipment (Note 7)	152,380	154,868
Gain on warrants fair value adjustment (Note 13)	–	(25,263)
Unrealized foreign exchange loss	–	(23,066)
Amortization of intangible assets (Note 8)	7,072	7,047

Changes in non-cash working capital balances
Accounts receivable	(174,230)	(68,179)
Inventory	886,510	586,623
Bank indebtedness	19,318	(66,424)
Accounts payable and accrued liabilities	(507,583)	(919,190)
Net cash used in operating activities	(4,521,478)	(5,037,641)

Cash flows from investing activities
Purchase of property and equipment	(24,751)	(6,610)
Purchase of intangible assets	(732)	(8,718)
Net cash used in investing activities	(25,483)	(15,328)

Cash flows from financing activities
Proceeds from/(repayment of) advances	35,209	121,680
Repayment of lease liabilities (Note 23)	(150,125)	(110,413)
Proceeds from term loans	401,262	42,787
Repayment of term loans	(444,878)	(631,982)
Forgiveness of government loans	–	–
Proceeds from converting of convertible notes	–	554,125
Proceeds from government grant	–	–
(Repayment of)/proceeds from shareholders	96,378	(229,516)
Repayment of government loans (Note 15)	(19,469)	(169,616)
Net proceeds from/(repayment of) notes payable	(634,005)	2,876,932
Issuance of Class B shares (Net of share issuance cost)	5,254,523	2,452,583
Repayment from/(loan to) related parties (Note 20)	7,178	–
Net cash generated from financing activities	4,546,073	4,906,580

Increase(Decrease) in cash and cash equivalents during the period	(888)	(146,389)
Cash and cash equivalents, beginning of period	323,974	397,638

Cash and cash equivalents, end of period	$323,086	$251,249

Supplemental cash flow information (Note 24)

(See accompanying notes to consolidated financial statements)

14

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited

All figures in Canadian dollars

1.	Nature of Business

Ryse Inc. (formerly Axis Labs Inc.) (the "Company") was incorporated on May 6, 2009, under the laws of the Business Corporations Act (Ontario). The Company and its subsidiaries develop products called AXIS Gear and RYSE SmartShade, a smart device to help automate shades in homes. Consumers can control their shades with a tab on the AXIS Gear item itself or with their smartphone. The registered office of the Company is 20 Camden Street, Suite 200, Toronto, Ontario, Canada, M5V 1V1. The Company owns 100% of its two subsidiary companies, AXIS Labs USA Inc. and AXIS Intelligent Products (China WFOE).

Ryse USA Inc. (formerly AXIS Labs USA Inc.) was incorporated on July 6, 2017 under the laws of the Delaware General Corporation Law Act. The registered office of the subsidiary is in the state of Delaware at 2035 Sunset Lake Road, Suite B-2, Newark, New Castle.

A subsidiary, RYSE GBP Ltd., was incorporated on October 9, 2024, under the Companies Act 2006. The registered office of the subsidiary was at 27 Old Gloucester St., Holborn, London, United Kingdom. This entity was dissolved on March 17, 2026.

2.	Basis of Presentation and going concern uncertainties

Going concern uncertainties

The Company reported a consolidated net loss of $5,044,194 for the six-month period ended June 30, 2026 (June 30, 2025 - $5,430,001). As at June 30, 2026, the Company had a working capital deficiency of $13,736,606 (December 31, 2025 - $14,475,072) and a deficit of $46,414,509 (December 31, 2025 - $41,370,315).

The Company has experienced recurring losses and is dependent on its ability to raise additional funds to continue operations. These circumstances create material uncertainties that cast significant doubt as to the ability of the Company to continue as a going concern. The Company is actively pursuing additional financing to further develop certain of the Company's scientific initiatives, but there is no assurance these initiatives will be successful, timely, or sufficient. Consequently, the Company's ability to continue as a going concern is dependent on its ability to secure additional financing.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the future operations will allow for the realization of assets and the discharge of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments to the carrying value and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

The Company continues to be affected by tariff-related risk and cost pressure, particularly because production remains mainly concentrated in China. Management has taken active steps to reduce future exposure to import tariffs and trade uncertainty, including evaluating and expanding manufacturing capacity in other Southeast Asian countries, including the Philippines, for selected production outside China, as well as developing a lower-cost product line for the U.S. market. The Company will continue to monitor tariff developments and adjust its supply chain and product strategy as needed.

15

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board under the historical cost convention, other than certain financial instruments measured at fair value. These condensed consolidated interim financial statements comply with, and have been prepared in accordance with, International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements do not include all of the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2025.

The consolidated interim financial statements were authorized for issue by representatives of the Company on September 28, 2026.

The consolidated interim financial statements are presented in Canadian dollars, which is the Company's functional currency.

3.	Accounts receivables

	June 30, 2026	December 31, 2025
Accounts and accrued receivable	$370,730	$196,500
Less: Provision for expected credit losses	(15,116)	(15,116)
	$355,614	$181,384

The provision for expected credit losses was determined based on historical loss rates and payment behavior from customers by major aging category, updated for estimates of forward-looking factors that may differ from past experience such as credit quality and industry factors. These updated loss rates were applied to aging categories to determine the expected credit losses on accounts receivable using the simplified approach.

During the six-month ended June 30, 2026, the Company has no write off from its receivable.

Provision for expected credit losses
Cost:
December 31, 2024	$25,161
Less: receivable write-off	(10,045)
December 31, 2025	$15,116
Additions	–
June 30, 2026	15,116

16

4.	Government grants

During the six-month ended June 30, 2026, the Company received $Nil (2025 – $39,315) EcoCanada grant which offers wage subsidies to support environmental employers, for roles in sustainability, climate change, and natural resources.

During the six-month ended June 30, 2026, the Company received $Nil (2025 – $367,545) SDTC grant which supports small and medium-sized technology developers developing sustainable development technology towards commercialization.

Deferred government assistance income (cumulative to date)

	June 30, 2026	December 31, 2025
Deferred grant revenue from government loans	188,985	236,825
	$188,985	$236,825

Government grant revenue

	Six-months ended June 30, 2026	Six-months ended June 30, 2025
HASCAP	6,795	6,795
SDTC	–	–
Eco Canada	–	–
Federal Economic Development Agency (Note 15)	41,044	41,044
	$47,839	$454,699

5.	Inventory

	June 30, 2026	December 31, 2025
Finished goods	$638,376	$1,221,084

During the six-months ended June 30, 2026, the Company has no write-off from its inventories.

The Company also pays in advance for future inventories deliveries. Total prepaid inventories as of June 30, 2026 is $83,542 (December 31, 2025 - $387,344).

6.	Investment tax credit receivable

The Company claims Scientific Research and Development (SR&ED) and related investment tax credits for income tax purposes based on management's interpretation of the applicable legislation in the Income Tax Act of Canada. These claims are subject to audit by the Canada Revenue Agency ("CRA"). Included in investment tax credit receivable are amounts for SR&ED credits which are currently under review or are expected to come under review by the taxation authorities:

	June 30, 2026	December 31, 2025
Balance, opening	$791,637	$403,005
Additions	–	791,637
Recovered	–	(403,005)
Balance, ending	$791,637	$791,637

During the year ended December 31, 2025, the Company recovered its investment tax credit receivable of $403,005.

17

7.	Property and equipment

	Tooling	Office Equipment	Computer Equipment	Leasehold Improvement	ROU Assets	Total
Cost:
31-Dec-25	$302,300	$56,138	$98,476	$13,380	$1,290,183	$1,760,477
Additions	8,925	2,055	–	13,771	–	24,751
30-Jun-26	$311,225	$58,193	$98,476	$27,151	$1,290,183	$1,785,228
Accumulated depreciation:
31-Dec-25	$175,120	$33,474	$84,543	$2,956	$532,788	$828,881
Depreciation	13,164	2,340	3,911	2,247	130,718	152,380
30-Jun-26	$188,284	$35,814	$88,454	$5,203	$663,506	$981,261
Net carrying amounts:
31-Dec-25	$127,180	$22,664	$13,933	$10,424	$757,395	$931,596
30-Jun-26	$122,941	$22,379	$10,022	$21,948	$626,677	$803,967

8.	Intangible assets

Trademarks and patents
Cost:
31-Dec-25	$425,621
Additions	732
30-Jun-26	$426,353
Accumulated amortization:
31-Dec-25	$142,841
Amortization	7,072
30-Jun-26	$149,913
Net carrying amounts:
31-Dec-25	$282,780
30-Jun-26	$276,440

The Company has capitalized the costs related to the design, development, filing and registration of the patents. These patents have a useful life of 10 years and have been amortized on a straight-line basis.

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9.	Accounts payable and accrued liabilities

	June 30, 2026	December 31, 2025
Credit cards payable	$438,982	$290,668
Trade accounts payable	738,668	1,354,635
Government remittances payable	110,532	150,462
	$1,288,182	$1,795,765

10.	Advances

	June 30, 2026	December 31, 2025
Advance [a]	$266,715	$185,557
Advance [b]	11,930	40,554
Advance [c]	69,499	27,460
Advance [d]	18,650	78,014
	$366,794	$331,585

[a] Advance

On October 5, 2020, the Company entered into an agreement from an entity affiliated with a channel partner. Repayment of was made by transferring 17% of payments from the channel partner to the affiliated entity. During the period ended June 30, 2026, the Company received $771,669 (2025 - $281,887) and repaid $691,526 (2025 - $279,757). The other movements in this advance pertains to foreign exchange revaluation.

[b] Advance

On January 7, 2021, the Company entered into an agreement from an entity affiliated with a channel partner. Repayment of the amount advanced was made by transferring 30% of payments from the channel partner to the affiliated entity. During the period ended June 30, 2026, the Company received $50,030 (2025 - $28,893) and repaid $22,563 (2025 - $9,061). The other movements in this advance pertains to foreign exchange revaluation.

[c] Advance

On May 7, 2024, the Company entered into a new agreement and received $55,000 from a financing company. Repayment of the amount advanced is to be repaid made through weekly payments of $2,369. The advance carries an effective interest rate of 10% per annum. During the period ended June 30, 2026, the Company received $162,000 (2025 - $65,000) and repaid $119,961 (2025 - $65,281).

[d] Advance

On March 17, 2025, the Company entered into an agreement from an entity affiliated with a channel partner. Repayment of the amount advanced is 15% of gross sales generated through the channel partner. The advance carries an effective interest rate of 14.95% per annum. During the period ended June 30, 2026, the Company received $Nil (2025 - $133,896) and repaid $59,790 (2025 - $33,898). The other movements in this advance pertains to foreign exchange revaluation.

All interest and fees associated with the above advances have been recorded through other interest and charges.

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11.	Term debt

	June 30, 2026	December 31, 2025

Term loans	$1,743,009	$1,595,994
Term loans issued with warrants	2,757	193,388
	1,745,766	1,789,382
Less: Current portion	464,266	507,882

	$1,281,500	$1,281,500

Term loans

The Company received a series of loans from third parties, totaling $300,000 from 2019 and 2022. These loans were unsecured and had no interest. The balance was fully repaid during 2025.

During 2022, the Company borrowed $1,150,000 from third parties, with a 12-month maturity and the option to renew. These loans are unsecured and carry 16-18% simple interest. The option to renew has been exercised by the lenders.

During 2021, the Company borrowed USD $192,815 under a promissory note. The repayment amount is two times the amount of the loan and repayments begin quarterly beginning December 22, 2022. The amount of each quarterly repayment will be 10% of the revenue earned by the Company in the quarter immediately preceding the repayment, and quarterly repayments will continue until the loan is repaid in full. During 2022, the Company borrowed additional $145,669 under a promissory note with the same terms and condition as the original note.

The Company received a series of loans from the CEO’s father, totaling $270,000 in 2021 (Note 20). These loans are unsecured and carry a 10% simple interest, paid semi-annually, with a 12 month maturity and option to renew. The option to renew has been exercised by both parties through 2026 .

On December 6, 2024, the Company entered into a $270,118 USD financing agreement with the consignor. This consignment agreement allows the Company to expand its sales partner with expanded consignment opportunity. The loan is secured by a lien on consignment inventory. The agreement permits the lender to expand the collateral to include all Company assets, if payment defaults exceed $50,000 cumulatively or any payment remains overdue by 30+ days. The balance was fully repaid during the period ended June 30, 2026.

20

On June 12, 2026, the Company entered into a Revenue-Based Finance Advance Purchase Agreement with Flexbase Technologies, Inc. (“Flex”) and received an advance of $300,000 USD. Under the agreement, the Company sold a portion of its future receivables to Flex for a total of $326,400 USD. That amount is the advance plus a capital fee of $26,400 USD (8.8%, or 1.1% per month). The Company repays the advance through weekly payments equal to 25% of its sales, and each weekly payment is capped at $9,600 USD. The agreement gives Flex a first-priority security interest in the Company’s future receivables. Although the agreement is legally structured as a sale of future receivables, the Company accounts for it as a financial liability measured at amortized cost, because the Company keeps the obligation to pay the full amount out of its own sales. During the period ended June 30, 2026, the Company repaid $8,824 USD and the balance outstanding as at June 30, 2026 was $291,176 USD.

During the year ended December 31, 2025, the Company received a total of $437,221 and repaid $912,084.

During the period ended June 30, 2026, the Company received a total of $401,262 and repaid $444,878.

Term loans issued with warrants

On May 2, 2018, the Company borrowed $1,119,750 and $400,000 USD repayable on April 30, 2021 from various lenders. Interest is calculated and payable monthly at a rate of 1.41667% per month. As part of the issuance of the term loans, the lenders received warrants (Note 13).

Under IAS 32 Financial Instruments: Presentation the proceeds of the term loans were allocated between the term loan principle, and the warrants, based on the relative fair values of the two instruments. This resulted in $1,349,131 being allocated to term loans and $282,965 being allocated to warrants. The warrants are classified as a liability in accordance with IAS 32 since the amount of shares to be received upon exercise is not a fixed amount. These warrants are subsequently remeasured at their fair value each reporting period.

The loans are secured by a general security agreement over the assets of the Company and personal security from a shareholder for 30% of the principal amount.

During 2022, term loan issued with warrants has extended the maturity date to June 30, 2024. During the year ended December 31, 2024, portion of the term loans issued with warrants were further extended to April 30, 2026. During the period ended June 30, 2026, the remaining principal of $190,631 was repaid.

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12.	Notes payable and convertible notes payable

Notes payable

During the six-month period ended June 30, 2026, the Company repaid $2,719,040 and received $2,012,961 proceeds from promissory notes without conversion features issued by RYSE USA, Inc. which shall be due and payable in twelve (12) months after the effective date of the note. The interest rate is equal to fifteen to eighteen percent (15-18%) per annum which shall be payable on a monthly basis. The other movements in this account pertains to foreign exchange revaluation.

Total notes payable without conversion feature as at June 30, 2026 is $12,586,610 (December 31, 2025 - $13,220,615). During the year ended December 31, 2025, notes payable amounting to $329,814 was repaid in exchange for 225,632 Class B Common shares.

Convertible notes payable

On February 22, 2022, the Company issued 119,050 Class A and 186,432 Class B shares on convertible notes with fair value amounting to $1,123,777 and $1,760,915, respectively. All convertible notes issued prior to December 31, 2022 were converted.

For the year ended December 31, 2023, the Company issued additional convertible debentures amounting to $400,000 with stated interest rates of 15-18% per annum. However, these debentures are short-term in nature and are due and payable 12 months from the date of issuance of the Note. During the years ended 2025 and 2024, the lenders opted to extend the debt for another 12 months. The convertible notes include a conversion feature that allows for conversion under one of the following two conditions:

(a)	the convertible debentures convert automatically upon a qualified equity financing greater than $2,500,000 at a discount of 20% from the transaction price:

(b)	at maturity, the holder of the convertible debenture has the option to convert at a price equal to the price per common share of $1 USD or be repaid.

For the year ended December 31, 2024, the Company issued additional convertible debentures amounting to $27,000 with stated interest rates of 15% per annum. However, these debentures are short-term in nature and are due and payable 12 months from the date of issuance of the Note. The notes include a conversion feature and were exercised during 2025.

For the year ended December 31, 2025, the Company issued additional convertible debentures amounting to $284,992 with stated interest rates of 16% per annum. However, these debentures are short-term in nature and are due and payable 12 months from the date of issuance of the note. The notes include a conversion feature. During the period ended June 30, 2026, convertible notes of $209,185 were converted into Class B Common shares. Total notes payable with conversion feature as at June 30, 2026 is $475,807 (December 31, 2025 - $684,992).

Due to the short-term nature of these newly issued convertible debentures, the fair value was deemed to approximate its face value.

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13.	Warrants

Warrant liabilities

[a] May 2, 2018

On May 2, 2018, the Company issued warrants as part of the term debt described in Note 11 – term loans issued with warrants, which are classified as a liability. The warrants have an exercise price of the lesser of $3.69 before share split ($0.369 after share split) and the most recent cash issue price paid in a qualifying financing to obtain one Class A common share. The warrants vest immediately and are exercisable for 5 years from issuance.

On December 26, 2022, the Company extended expiry date of some warrants to April 30, 2026. Subsequent to December 31, 2025, the Company extended the expiry date of the warrants to September 30, 2027. Currently issued warrants were canceled and new warrants were issued to reflect the extended maturity date and adjusted number of Class A Common Shares of the Company that may be purchased by the holder of the warrants as a result of a 1:10 split of the Class A Common Shares.

During 2023, 50,000 of the total warrants expired and were not included in the extension until April 30, 2026.

In line with IFRS 9 and per the Company’s policy, warrant liabilities are presented at their fair value with the results of this remeasurement reflected in the consolidated statements of comprehensive loss. During the year ended December 31, 2025, the Company recognized a gain of $1,556,077. No fair value adjustment was recognized during the period ended June 30, 2026.

Warrants in equity

[b] April 1, 2019

On April 1, 2019, the Company issued warrants for services to a non-employee. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 – Share-based payment (IFRS 2) as the value of the services could not be estimated reliably. The warrants have an exercise price of $4.91 to obtain one Class A common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model. During 2025, 100,000 warrants expired.

[c] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The transaction was valued at the fair value of the instruments in accordance with IFRS 9. The warrants have an exercise price of $5.33 to obtain one Class A common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

23

[d] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The transaction was valued at the fair value of the instruments in accordance with IFRS 9. The warrants have an exercise price of $3.18 to obtain one Class A common share. The warrants vest immediately and are exercisable for 5 years from issuance and have been valued using the Black-Scholes Model.

[e] December 7, 2019

On December 7, 2019, the Company issued warrants for services to a non-employee. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $5.65 to obtain one Class A common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[f] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The warrants have an exercise price of $3.64 to obtain one Class A common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[g] April 30, 2021

On April 30, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[h] August 17, 2021

On August 17, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[i] October 29, 2021

On October 29, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[j] December 21, 2021

On December 21, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

24

[j] December 21, 2021

On December 21, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[k] February 28, 2022

On February 28, 2022, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[l] May 4, 2022

On May 4, 2022, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of USD$7.13 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model. All warrants is cancelled during 2025.

Share split

On May 8, 2022, the Company amended its Articles of Incorporation to subdivide and split the shares in the capital of the Company on the basis of ten (10) shares for every one (1) share held. The share split resulted to an increase in warrants by 2,292,129 shares and 445,644 shares for warrants in liabilities and equity, respectively. Exercise price are one tenth (1/10) of the initial value at the date of grant.

Warrants after share split

[m] June 7, 2022

On June 7, 2022, the Company issued warrants as part of the investment to the Company. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of US$0.713 to obtain one Class B common share. The warrants vest immediately and are exercisable for 2 years from issuance and have been valued using the Black-Scholes Model. The warrant is expired in 2025.

[n] July 25, 2022

On July 25, 2022, the Company issued some warrants as an equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $0.01 USD and have been valued using the Black-Scholes Model.

[o] October 24, 2022

On October 24, 2022, the Company issued some warrants as an equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $0.713 USD and have been valued using the Black-Scholes Model. This was exercised in 2023.

25

[p] November 9, 2022

On November 9, 2022, the Company issued some warrants as an equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $1.00 USD and have been valued using the Black-Scholes Model.

[q] November 9, 2022

On November 9, 2022, the Company issued some warrants as an equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $0.01 USD and have been valued using the Black-Scholes Model.

[r] November 15, 2022

On November 15, 2022, the Company issued some warrants as an equity kicker. The warrants are exercisable for 2 years from issuance with exercise price of $1.00 USD and have been valued using the Black-Scholes Model.

[s] November 24, 2022

On November 24, 2022, the Company issued some warrants as an equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $1.00 USD and have been valued using the Black-Scholes Model.

[t] April 28, 2023

On April 28, 2023, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $1.00 per Warrant Share to obtain one Class B common share. The warrants vest immediately and are exercisable for 5 years from issuance and have been valued using the Black-Scholes Model.

[u] July 26, 2023

On July 26, 2023, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $1.00 per Warrant Share to obtain one Class B common share. The warrants vest immediately and are exercisable for 5 years from issuance and have been valued using the Black-Scholes Model.

[v] December 9, 2024

On December 9, 2024, the Company issued warrants in exchange for consulting services from a contractor. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $0.01 per Warrant Share to obtain one Class B common share. The warrants vest immediately and are exercisable for 20 years from issuance and have been valued using the Black-Scholes Model.

26

[w] July 2, 2025

On July 2, 2025, the Company issued warrants in exchange for consulting services from a contractor. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $1.90 per Warrant Share to obtain one Class B common share. The warrants vest immediately and are exercisable for 5 years from issuance and have been valued using the Black-Scholes Model.

[x] July 18, 2025

On July 18, 2025, the Company issued warrants in exchange for consulting services from a contractor. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $0.01 per Warrant Share to obtain one Class B common share. The warrants vest immediately and are exercisable for 20 years from issuance and have been valued using the Black-Scholes Model.

[y] August 20, 2025

On August 20, 2025, the Company issued warrants in exchange for consulting services from a contractor. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $0.01 per Warrant Share to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

	Number of warrants	Warrant liability amount	Warrant equity amount
December 31, 2024	3,042,175	$1,675,883	$270,201
Warrants issued	31,027	–	94,542
Warrants exercised	(7,000)	–	(1,356)
Expiration and revaluation of warrants	(103,500)	(1,556,077)	(25,264)
December 31, 2025	2,962,702	$119,806	$338,123
Warrants issued	–	–	–
Expiration and revaluation of warrants	–	–	–
June 30, 2026	2,962,702	$119,806	$338,123

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Warrants before share split

	Number of warrants	Number of common shares exercisable into	Exercise price	Expiry date
May 2, 2018 [a]	254,681	254,681	$3.69	May 2, 2023
April 1, 2019 [b]	10,000	10,000	$4.91	April 1, 2029
December 7, 2019 [c]	4,690	4,690	$5.33	December 7, 2029
December 7, 2019 [d]	15,730	15,730	$3.18	December 7, 2024
December 7, 2019 [e]	11,502	11,502	$5.65	December 7, 2029
December 7, 2019 [f]	5,494	5,494	$3.64	December 7, 2029
April 30, 2021 [g]	408	408	$9.48	April 30, 2031
August 17, 2021 [h]	138	138	$9.48	August 17, 2031
October 29, 2021 [i]	153	153	$9.48	October 29, 2031
December 21, 2021 [j]	160	160	$9.48	December 21, 2031
February 28, 2022 [k]	891	891	$9.48	February 28, 2032
May 4, 2022 [l]	350	350	$7.13USD	May 4, 2032
	304,197	304,197

Warrants after share split

	Number of warrants	Number of common shares exercisable into	Exercise price	Expiry date
May 2, 2018 [a]	2,546,810	2,546,810	$0.369	September 30, 2027
April 1, 2019 [b]	100,000	100,000	$0.491	April 1, 2029
December 7, 2019 [c]	46,900	46,900	$0.533	December 7, 2029
December 7, 2019 [d]	157,300	157,300	$0.318	December 7, 2024
December 7, 2019 [e]	115,020	115,020	$0.565	December 7, 2029
December 7, 2019 [f]	54,940	54,940	$0.364	December 7, 2029
April 30, 2021 [g]	4,080	4,080	$0.948	April 30, 2031
August 17, 2021 [h]	1,380	1,380	$0.948	August 17, 2031
October 29, 2021 [i]	1,530	1,530	$0.948	October 29, 2031
December 21, 2021 [j]	1,600	1,600	$0.948	December 21, 2031
February 28, 2022 [k]	8,910	8,910	$0.948	February 28, 2032
May 4, 2022 [l]	3,500	3,500	$0.713USD	May 4, 2032
June 7, 2022 [m]	56,101	56,101	$0.713USD	June 7, 2024
July 25, 2022 [n]	56,500	56,500	$0.01USD	July 25, 2042
October 24, 2022 [o]	1,024,000	1,024,000	$0.713USD	October 24, 2042
November 9, 2022 [p]	66,500	66,500	$1.00 USD	November 9, 2042
November 9, 2022 [q]	37,000	37,000	$0.01USD	November 9, 2042
November 15, 2022 [r]	7,000	7,000	$1.00USD	November 15, 2024
November 24, 2022 [s]	29,500	29,500	$1.00USD	November 24, 2042
April 28, 2023 [t]	350	350	$1.00USD	April 28, 2028
July 26, 2023 [u]	655	655	$1.00USD	July 26, 2028
December 9, 2024 [v]	10,000	10,000	$0.01USD	December 9, 2044
July 2, 2025 [w]	1,027	1,027	$1.90USD	July 2, 2030
July 18, 2025 [x]	12,000	12,000	$0.01USD	July 18, 2045
August 20, 2025 [y]	18,000	18,000	$0.01USD	August 20, 2035
	4,360,603	4,360,603
Less:
Warrants exercised (o,r)	(1,031,000)	(1,031,000)
Expiration of warrants (a,b,d,m,l)	(366,901)	(366,901)
	2,962,702	2,962,702

28

The following assumptions were used to calculate the fair values at:

	June 30, 2026	December 31, 2025
Time to expiry in years	10-20	10-20
Expected volatility	46%	46%
Risk-free rate	2.91-3.88%	2.91-3.88%
Exercise price after share split	$0.01-1.90	$0.01-1.90

The weighted average exercise price for the total outstanding warrants at June 30, 2026 was $0.39 (December 31, 2025 – $0.39).

14.	Due to shareholders

The balances due to shareholders are unsecured, non-interest bearing, with no specific terms of repayment.

15.	Government loans

Canada Emergency Business Account (“CEBA”)

The Company borrowed $40,000 on April 23, 2020 and an additional $20,000 on December 16, 2020 under the CEBA program. The CEBA was offered in the context of the COVID-19 pandemic, and is an interest-free revolving line until December 31, 2022. Any outstanding balance on January 1, 2023 becomes a term loan carrying an interest rate of 5% per annum. No principal repayment is required before December 31, 2022, and only interest payments are required thereafter until the full principal is repaid no later than December 31, 2025. Repaying the outstanding balance of the loan (other than the amount available to be forgiven) on or before December 31, 2022 will result in a single tranche of loan forgiveness up to $20,000 based on a blended rate:

•	25 percent on the first $40,000; plus
•	50 percent on amounts above $40,000 and up to $60,000

The fair value of the debt of $22,383 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan.

In 2024, CEBA loan of $43,949 was forgiven and fully paid off. As of June 30, 2026 the balance is $Nil.

29

Federal Economic Development Agency (“FedDev”) Loan

In December 2020, the company borrowed $139,875 from FedDev as part of its Regional Economic Growth Through Innovation program.   The loan is interest-free, and the principal is to be repaid in equal monthly instalments from January 1, 2023 to December 1, 2027. The fair value of the debt of $55,671 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan

On April 1, 2021, the company borrowed an additional $810,125 from FedDev under the same terms. The fair value of the debt of $395,441 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan.

The book value at June 30, 2026 was $377,148 ($359,243 at December 31, 2025).

During the six-month period ended June 30, 2026, $41,044 was recorded as government grant revenue on the consolidated statement of comprehensive loss. Deferred grant revenue is recognized over the interest free period of the loan.

Highly Affected Sectors Credit Availability Program (“HASCAP”) Loan

On July 20, 2021, the Company borrowed $250,000 from a financial institution. The debt is guaranteed by the Business Development Bank of Canada as part of its Highly Affected Sectors Credit Availability Program. The loan carries an interest rate of 4% per annum. Monthly interest-only payments are required for the first twelve months, and principal is to be repaid in equal monthly instalments from August 20, 2022 to July 20, 2031.

The fair value of the debt of $114,102 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan. The book value at June 30, 2026 was $98,250 (December 31, 2025 was $106,692). During the six-month period ended June 30, 2026, $6,795 was recorded as government grant revenue on the consolidated statement of comprehensive loss. Deferred grant revenue is recognized over the interest free period of the loan.

Government loans, December 31, 2025	$465,935
Accretion	28,932
Payment	(19,469)
Government loans, June 30, 2026	$475,398

Short-term portion	$170,615
Long-term portion	$304,783

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16.	Share capital

Authorized
Unlimited	Class A Common shares
Unlimited	Class B Common Shares, non-voting, non-participating

Issued after share split		June 30, 2026	December 31, 2025
35,499,226	Class A Common shares	$4,915,656	$4,915,656
16,636,673	Class B Common shares	$22,789,922	$17,326,214

On December 28, 2020, the Company filed and an Offering Statement and a Preliminary Offering Circular (“OC”) under Regulation A with the Securities and Exchange Commission (“SEC”). On February 22, 2021, the SEC qualified the Offering Statement. The Company may offer a maximum of 2,104,718 Class B Common Shares at $7.13USD per share ($0.713USD per share after share split on May 8, 2022). During 2021, the Company sold 67,231 Class B Common shares for proceeds of $644,733, and incurred share issuance costs of $80,160.

On February 22, 2022, the Company issued 119,050 Class A and 186,432 Class B shares on convertible notes with fair value amounting to $1,123,777 and $1,760,915, respectively. During the year ended December 31, 2022, the Company issued 185,637 Class A Common shares for proceeds of $214,360. In addition, the Company issued 722,807 Class B Common shares, for total proceeds of $1,911,505 during the same period. Share issuance costs directly attributable to the issuance of Class B Common shares totaled $17,378.

On May 8, 2022, the Company amended its Articles of Incorporation to subdivide and split the shares in the capital of the Company on the basis of ten (10) shares for every one (1) share held. The share split resulted in an increase in Class A and B Common Shares by 31,887,504 shares and 2,951,991 shares, respectively.

On May 11, 2022, the Company filed an Offering Statement under Regulation A with the SEC. The Offering Statement was qualified on July 27, 2022. The Company is offering a maximum of 25,000,000 Class B Common Shares at $1.00USD per share (the "2022 Regulation A Offering”). As of December 31, 2022, the Company issued 339,451 Class B Common shares for proceeds of $339,451 in the 2022 Regulation A Offering. In addition, the Company issued 141,770 Class B Common shares for proceeds of $141,770 during the same period in a concurrent private placement in Canada.

During the year ended December 31, 2022, the Company issued 280,270 Class B Common shares at $0.713 per share, for proceeds of $134,260USD and $100,000 under Regulation D and a private placement in Canada.

During the year ended December 31, 2023, the Company issued 1,053,768 Class B Common Shares at $1.00USD per share, for proceeds of $1,053,768USD in the 2022 Regulation A Offering. In addition, the Company sold 229,850 shares at $1.00USD per share, for proceeds of $229,850USD during the same period in a concurrent private placement in Canada.

31

On August 23, 2023, the Company filed an amendment to the Offering Statement under Regulation A with the SEC, which was qualified on August 31, 2023 (the “2023 Offering Statement”). The Company is offering a maximum of 20,000,000 Class B Common Shares at $1.25USD per share.

During the year ended December 31, 2023, the Company issued 1,190,391 Class B Common Shares (including bonus shares) at $1.25USD per share, for proceeds of $1,394,302USD under the 2023 Offering Statement. In addition, the Company sold 196,093 shares (including bonus shares) at $1.25USD per share, for proceeds of $240,778USD during the same period in a concurrent private placement in Canada. A total of 77,621 bonus shares were issued during the year 2023.

During the year ended December 31, 2023, the Company issued 2,347,253 Class B Common shares at $0.713USD per share, for proceeds of $578,000USD and $1,500,000USD under Regulation D and a private placement in Canada.

During the year ended December 31, 2024, the Company issued 121,400 Class B Common Shares to pay of the remaining balance of certain notes payables amounting to $153,603.

During the year ended December 31, 2024, the Company issued 6,000 Class B Common Shares at a price of $1.00USD per share, generating proceeds of $6,000USD.

In addition, the Company issued 52,600 Class B Common Shares, including bonus shares, at a price of $1.25USD per share, generating proceeds of $25,000USD.

Additionally, the Company issued 2,181,494 Class B Common Shares, including bonus shares, at a price of $1.50USD per share for total proceeds of $3,055,700USD.

Furthermore, the Company issued 1,032,628 Class B Common Shares, at a price of $1.75USD per share. including bonus shares, in exchange for consideration totaling $1,671,415USD.

The total share issuance cost for the year ended December 31, 2024 is $2,138,588.

During the year ended December 31, 2025, the Company:

-	Cancelled 73,225 Class A Common Shares and 42,080 Class B Common Shares amounting to $91,933
-	Issued 225,632 Class B Common Shares to pay off certain notes payable amounting to $329,814
-	Issued 359,222 Class B Common Shares at $1.00 per share for proceeds of $359,222 USD
-	Issued 2,400 Class B Common Shares, including bonus shares, at $1.25 per share for proceeds of $3,000 USD
-	Issued 35,893 Class B Common Shares, including bonus shares, at $1.75 per share for proceeds of $54,812 USD
-	Issued 783,324 Class B Common Shares, including bonus shares, at $1.90 per share for proceeds of $1,382,921 USD
-	Issued 622,514 Class B Common Shares, including bonus shares, at $2.00 per share for proceeds of $1,123,978 USD
-	Issued 301,907 Class B Common Shares, including bonus shares, at $2.25 per share for proceeds of $586,010 USD
-	The total share issuance cost for the year ended December 31, 2025 is $1,685,673.

During the period ended June 30, 2026, the Company:

-	Issued 1,934,698 Class B Common Shares, including bonus shares, for gross proceeds of $5,254,523 less share issuance costs of $773,453
-	Issued 77,025 Class B Common Shares, including bonus shares, through convertible of notes in the amount of $209,195.

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17.	Stock-based compensation

The Company may grant stock options to the Board, certain employees and consultants, that allow each participant to purchase Class B common shares of the Company. The exercise price of each stock option is equal to the fair value of the underlying Class B common share when the stock option was granted. Stock options vest quarterly over terms ranging from 2 to 4 years. Stock options have a 10-year term. Employees and consultants also have the benefit of cashless exercise wherein employees and consultants are not required to pay in cash to exercise the option, rather, the option plan allows the use of equity built up in the option to pay the exercise price.

On May 8, 2022, the Company amended its Articles of Incorporation to subdivide and split the shares in the capital of the Corporation on the basis of ten (10) shares for every one (1) share held. The share split resulted to an increase by 3,970,584 stock options. In addition, the Company granted additional 3,598,459 stock options in 2022 with the same exercise price and expiration date.

A summary of stock option activity under the plan is as follows:

	Number of stock options	Weighted average exercise price
December 31, 2018	413,605	$1.00
Granted	27,571	1.00
December 31, 2019	441,176	$1.00
Granted	–	1.00
December 31, 2020	441,176	$1.00
Granted	–	1.00
December 31, 2021	441,176	$1.00
Share split	3,970,584	/10
Granted after share split	2,458,699	0.10
December 31, 2022	6,870,459	0.10
Cancelled/expired	(199,311)	0.10
Granted	231,968	0.10
December 31, 2023	6,903,116	$0.10
Granted	548,824	0.09
December 31, 2024	7,451,940	$0.10
Granted	20,000	0.10
December 31, 2025	7,471,940	0.10
Granted/expired	–	0.10
June 30, 2026	7,471,940	0.10
Options exercisable - June 30, 2026	7,384,860	$0.10

33

The Company uses the fair value method for recording compensation expense related to stock-based instruments awarded to employees, consultants, officers and the Board in accordance with IFRS 2 Share-based Payment ("IFRS 2"). For the purpose of expensing stock options each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest.

For options granted in 2026 and 2025, the fair value of each stock option on the date of the grant was estimated using the Black-

Scholes option pricing model as set out below.

	2026	2025
Risk-free interest rate	–	3.22%
Estimated volatility	–	39.8%
Dividend yield	–	–
Expected life (in years)	–	10.00-20.00
Weighted average share price at grant date	–	$0.37
Weighted average fair value after share split	–	$0.414

Expected volatility has been based on an evaluation of the historical volatility of companies under the same industry of the Company, particularly over the historical period commensurate with the expected term.

As at June 30, 2026, the weighted average remaining contractual life of stock options was 7.03 years (December 31, 2025 – 7.53 years)

18.	Capital management

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern while providing a return to its stakeholders. The capital structure of the Company is composed of long-term debt, convertible notes, warrant liability, government loans and equity attributable to the Company's shareholders. The Company's primary uses of capital are to finance the development of its technology. The Company's objectives in managing capital are: (i) to maintain sufficient working capital to meet current financial obligations and continue as a going concern; (ii) to maintain investor and creditor confidence; and (iii) to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. As at June 30, 2026, total managed capital was $49,941,020 (December 31, 2025 - $45,200,769).

34

19.	Financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair value. The three levels of the fair value hierarchy are:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities:

•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities, advances, and due from related party approximate their fair values due to the relatively short-term maturities of these financial instruments.

	Fair value hierarchy level	June 30, 2026	December 31, 2025
Cash	Level 1	$323,086	$323,974
Accounts receivable	Level 2	355,614	181,384
Due from related parties	Level 2	3,450,099	3,457,277
		$4,128,799	$3,962,635

Bank indebtedness	Level 1	$26,932	$7,614
Accounts payable and accrued liabilities	Level 2	1,288,182	1,795,765
Advances	Level 2	366,794	331,585
Notes payable	Level 2	12,586,610	13,220,615
Fair-value of convertible notes	Level 3	475,807	684,992
Term loans	Level 3	1,745,766	1,789,382
Warrant liability	Level 3	119,806	119,806
Lease Liabilities	Level 3	750,658	900,782
Due to shareholders	Level 2	3,872,262	3,775,884
Government loans	Level 3	475,398	465,935
		$21,708,215	$23,092,360

35

The Company is exposed to the following risks by virtue of its activities: Credit Risk – Cash is primarily invested with one major bank in Canada and a bank in the United States. Management believes that the financial institutions that hold the Company’s cash are financially sound and, accordingly, minimal credit risk exists with respect to this asset. The accounts receivable balance is mainly due from one large retailer which has been assessed for expected credit losses and no significant allowance has been determined. The maximum credit risk is the sum of its cash and accounts receivable. None of the Company’s financial assets are secured by collateral or other credit enhancements. No receivables were written-off during the period ended June 30, 2026. Apart from the receivables, the Company determined that there were no financial assets that were impaired.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. The Company enters into foreign currency purchase and sale transactions and has assets and liabilities denominated in foreign currencies resulting in expose to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company's financial instruments denominated in foreign currencies expressed in Canadian dollars and the exchange rate (Canadian dollars per unit of foreign currency) used at the balance sheet date are as follows:

	Currency	June 30, 2026	December 31, 2025
Cash	U.S. dollar	$290,857	$249,234
Accounts payable and accrued liabilities	U.S. dollar	$1,286,615	$1,795,765
Advances	U.S. dollar	$297,295	$304,125
Notes payable	U.S. dollar	$12,586,610	$13,220,615

Liquidity Risk - Liquidity risk arises from the Company will encounter difficulties in meeting its obligations associated with its financial liabilities. The Company is exposed to this risk mainly with respect to its accounts payable and accrued liabilities, long-term debt and due to related party balances. The Company manages its liquidity risk by monitoring its operating requirements (Note 2). Convertible notes at fair value in Note 12, the majority of the value relates to the conversion feature.

	Carrying amount	Contractual cash flow	1 Year	2-7 years
June 30, 2026
Bank indebtedness	$26,932	$26,932	$26,932	$–
Accounts payable and accrued liabilities	1,288,182	1,288,182	1,288,182	–
Advances	366,794	366,794	366,794	–
Fair-value of convertible notes	475,807	475,807	475,807	–
Due to shareholders	3,872,262	3,872,262	–	3,872,262
Notes payable	12,586,610	12,586,610	12,586,610	–
Term loans	1,745,766	1,745,766	464,266	1,281,500
Government loans	475,398	475,398	170,615	304,783
	$20,837,751	$20,837,751	$15,379,206	$5,458,545
December 31, 2025
Bank indebtedness	$7,614	$7,614	$7,614	$–
Accounts payable and accrued liabilities	1,795,765	1,795,765	1,795,765	–
Advances	331,585	331,585	331,585	–
Notes payable	13,220,615	13,220,615	13,220,615	–
Due to shareholders	3,775,884	3,775,884	–	3,775,884
Lease liabilities	900,782	1,046,561	358,716	687,845
Term loans	1,789,382	1,789,382	507,882	1,281,500
Convertible notes	684,992	684,992	684,992	–
Government loans	465,935	612,456	270,632	341,824
	$22,972,554	$23,264,854	$17,177,801	$6,087,053

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20.	Compensation of key management and related party transactions

Key management includes the Company's Board and key officers. Compensation awarded to key management included:

	Six-months ending June 30, 2026	Six-months ending June 30, 2025
Salaries and benefits	$62,500	$95,833
Stock-based compensation	–	–
	$62,500	$95,833

Transactions with related parties

At June 30, 2026, $270,000 (December 31, 2025 - $270,000) of term loans were owed to a relative of the CEO (Note 11).

In 2025, the Company entered into intellectual property license, distribution, service, and financing agreements with a related entity under common control. As of June 30, 2026, the due from related party balance is $3,450,099 (December 31, 2025 - $3,457,277).

21.	Expenses by nature

	June 30, 2026		June 30, 2025
	Product costs	Operating expenses	Product costs	Operating expenses
Advertising and promotion	$–	$1,912,992	$–	$1,548,831
Depreciation and amortization (Notes 7, 8)	–	159,452	–	184,841
Freight and shipping	–	305,527	–	212,387
Inventory (Note 5)	922,512	–	863,803	–
Office and general	–	739,384	–	884,550
Short term rentals	–	11,391	–	6,702
Research and development	–	355,418	–	408,132
Salaries and benefits	–	1,208,020	–	1,102,255
Stock-based compensation (Note 17)	–	269,438	–	353,699

	$922,512	$4,961,622	$863,803	$4,701,397

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22.	Finance expense

	June 30, 2026	June 30, 2025
Interest on term loans (Note 11)	$957,628	$1,366,166
Term loan with warrants interest (Note 11)	269,876	269,876
Interest in leases (Note 23)	32,122	55,602
Accretion on government loans (Note 15)	28,932	50,176
Other interest and finance charges	186,110	207,532
	$1,474,668	$1,949,352

23.	Leases

The Company has entered a lease for office space in Toronto and a lease for a vehicle. The leases are included in the consolidated statements of financial position as a right-of-use asset and lease liability. The vehicle lease began on May 31, 2023, and has a 4-year term. The Company has an option to purchase the vehicle at the end of the lease. The office lease started on January 1, 2024, it has a 5-year term, and there is no purchase option at the end of the lease term. The Company has provided a security deposit totaling $70,993 as of June 30, 2026, and December 31, 2025. The security deposit is classified as a non-current asset on the consolidated statement of financial position, as it is expected to be returned at the end of the lease term, subject to the terms of the lease agreement. During the period ended June 30, 2026, interest expense incurred on lease liabilities is $32,122 (2025 - $55,602) (Note 22).

Other short-term rentals included in the operating expenses amounted to $11,391 for the period ended June 30, 2026 (2025 - $6,702).

Lease Liabilities

	Vehicle	Office	Total
31-Dec-25	$27,845	$872,937	$900,782
Lease Payments	(10,423)	(139,701)	(150,124)
30-Jun-26	$17,422	$733,236	$750,658
Less: Current portion	(17,422)	(223,442)	(240,864)
Non-current portion	$–	$509,794	$509,794

38

The following table presents the future cash flow from the two lease agreements as of December 31, 2025 for the next 5 years.

	2026	2027	2028	2029	Thereafter	Total
Lease Payments	$280,227	$299,632	$320,982	$–	$–	$900,841
Finance Charges	78,489	49,222	18,009	–	–	145,720
Future undiscounted payments	$358,716	$348,854	$338,991	$–	$–	$1,046,561

Additions to ROU assets and carrying amounts at the end of the reporting periods as well as depreciation charges are presented in Note 7.

24.	Supplemental cash flow information

	June 30, 2026	June 30, 2025
Non-cash value of share issuance through exercise of warrants	$–	$1,356
Non-cash value of convertible notes converted to Common B Shares	209,195	260,687

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ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference from the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11397) or are filed with this report, in each case as indicated below.

2.1	Certificate and Articles of Incorporation as Amended*

2.2	Bylaws as Amended*

2.3	Certificate of Share Split Amendment*

4.1	Form of Subscription Agreement*

6.1	Voting Trust Agreement as Amended*

6.2	Shareholders Agreement as Amended*

6.3	Employment Agreement Marc Bishara*

6.4	Lease (portions of this exhibit have been omitted)*

6.5	Agreement with Dealmaker*

* Previously filed.

40

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RYSE Inc.

/s/ Trung Pham
Chief Executive Officer Date: October 1, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Trung Pham,
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director

Date: October 1, 2026

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